American Realty Funds Corporation
501 S. Euclid Avenue
Bay City, Michigan 48706
800-613-3250

March 17, 2011

Ms. Sandra Hunter

Mr. Eric McPhee
Mr. Dan Gordon

Mr. Tom Kluck
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         American Realty Funds Corporation

Amendment No. 3 to Registration Statement on Form S-11

Dear Ms. Hunter and Messrs. McPhee, Gordon and Kluck:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on March 4, 2011. The Company has filed Amendment No 3 to the registration statement originally filed on December 1, 2010 on Form S-11 to reflect each of the responses.

General

1.

Please tell us whether there have been any defaults by any of the purchasers of properties to date.

Response: There have not been any defaults to date.

Prospectus Cover Page

2.

We note on the Prospectus Cover Page you provide a cross-reference to the Risk Factors and you indicate they begin on page 6. We further note that the Risk Factors begin on page 7. Please revise accordingly.

Response: We have revised the registration statement.

3.

We note your revised disclosure in the summary and business sections that the company holds marketable and equitable title to six of the properties and marketable title to five of the properties. Please explain whether equitable title is given to the purchasers of the land contracts or if there is another reason why the company does not hold equitable title to five of the properties.

Response: We have added additional details as requested.

Table of Contents

4.

We note your response to comment 1 of our letter dated January 31, 2011. We note you indicate in your Table of Contents that the Index to Financial Statements is located on page F-1. We further note that the Index to Financial Statements as of June 30, 2011 is located on page F-2. Please revise your Table of Contents accordingly. In addition, we note that your Index to Financial Statement as of September 30, 2010 also beings on a page numbered F-2. Please revise your Table of Contents and your page numbers to clarify.

Response: We have revised the registration statement.

Prospectus Summary, page 1
Business Summary, page 1

5.

We note you indicate on pages 1 and 41 that you purchased eleven properties for a total of $297,222. We further note you indicate in footnote 2 on page 42 that you paid a total of $296,316. Please revise to reconcile.

Response:  We have revised the registration statement.

6.

We note your response to comment 4 of our letter dated January 31, 2011 in which you have revised your Business Summary to provide more information on your land contracts and your intention to sell the properties to buyers who are generally unable to obtain mortgage financing from third parties. Please continue to revise your Business Summary to discuss key aspects of the offering, such as the company’s intention to rely on installment plans in selling the properties as disclosed on page 39.

Response: We have revised the registration statement.

Warrants, page 23

7.

We note you indicate that your board of directors has authorized the issuance of a warrant to purchase 1,200,000 common shares, which is held by one holder of record. Please identify the holder of record.

Response: We have revised the registration statement.

Background Information about our Officers and Directors, page 31

8.

We note your response to comment 9 of our letter dated January 31, 2011. Please continue to revise this section to briefly describe the business experience during the past five years of each director and executive officer. For example purposes only, we note you indicate Mr. Wilson has “actively managed the operations of a life insurance, financial advisory and broker dealer business” during the last five years. We further note you indicate Mr. Kazee has “actively managed the operations of a real estate agency, residential mortgage, private lending and insurance business” during the last five years. In describing the business experience of your executive officers and directors, please provide the principal occupations and the name and principal business of any organization in which such occupations were carried on during the past five years. Please refer to Item 401(e) of Regulation S-K.

Response: We have revised the registration statement.

9.

We note you indicated on page 32 that Mr. Kazee has owned businesses. In describing the business experience of your directors and executive officers for the past five years, please identify the corporations or organizations owned by each individual in which their employment was carried out.

Response: We have revised the registration statement.

Code of Ethics, page 33

10.

We note you indicate on page 33 that you plan to adopt a written code of business conduct and ethics which will apply to your chief executive officer, chief financial officer, chief accounting officer and all persons providing similar functions. We further note you indicate on page 54 that you have adopted a code of business conduct and ethics for all directors, officers and employees. Please revise to reconcile.

Response: We have revised page 33 to reconcile.

Certain Relationships and Related Party Transaction, page 36

11.

We note your response to comment 12 of our letter dated January 31, 2011 in which you have filed your sublet agreement with The Diversified Group Partnership Management, LLC as Exhibit 10.7, We note Exhibit 10.7 identifies the address of the office space you rent as 501 W. Euclid Avenue and the rent as $5,000 per month. We further note that within your registration statement you identify the address of the office space you rent as 501 S. Euclid Avenue and the rent as $500 per month. Please revise or explain.

Response: The information contained in the registration statement is correct. We have filed a corrected Sublet Agreement.

12.

We note your response to comment 13 of our letter dated January 31, 2011 in which you have identified 1 Stop Realty and Mortgage Services, LLC as the real estate agency you entered into an agreement with. We note you indicate on pages 45 and 49 that you hired 1 Stop Realty to sell each of the eleven properties you own. We further note you have not filed this agreement as an exhibit. We therefore re-issue our prior agreement, in part. Please refer to Item 601(b)(10) of Regulation S-K and file your agreement with 1 Stop Realty and Mortgage Services, LLC as an exhibit or tell us why you are not required to do so.

Response: We have filed an Exclusive Right to Sell Agreement exhibit for one of our properties, which is the form used in Bay County, Michigan by real estate agencies who list properties for sale. We have also added a schedule that identifies the omitted contracts and sets forth the material details in which such contracts differ from the contract that was filed.

Description of Business, page 38

13.

We note you indicate on page 38 that you used $281,785 to acquire ten residential real estate properties. We further note you indicate throughout the document that since inception you have purchased eleven single family properties. Please revise to update

Response: We have revised the disclosure.

14.

We note your response to comment 4 of our letter dated January 31, 2011 in which you have revised your Business Summary to briefly discuss the land contracts. Please revise your prospectus to provide more detailed disclosure of your land contracts in your Description of Business section.

Response: We have added disclosure.

Regulation of our business, page 40

15.

Please discuss whether any state laws would regulate the terms of the land contracts or installment plans.

Response: We have added additional disclosures.

Dodd-Frank Wall Street Reform Act, page 41

16.

We note you indicate that the Dodd-Frank Wall Street Reform Act regulates, in part, the type of land contract agreements you enter into. Please refer to Item 102(h)(ix) and revise to disclose the effect of existing or probable government regulations on your business.

Response: We have added details to the disclosure.

Americans with Disabilities Act, page 40

17.

We note you indicate that expenditures could have a material adverse effect on your ability to pay dividends to shareholders at historical levels. We further note you have not yet declared a dividend. Please revise or clarify.

Response: We have revised.

Properties, page 41

18.

We note your response to comment 19 in our letter dated January 31, 2011 and your disclosure in footnote (1) to the table on page 42 that the company holds legal title to all properties. Please discuss whether the company holds legal title in fee simple for all of the properties. If not, please disclose the type of ownership. See Item 14(b) of Form S-11.

Response: We have revised.

19.

Please revise your table on page 42 to include the cost basis of your properties, including any improvements made after purchase, either in place of the purchase price or in addition to it.

Response: We have added a column to the table.

20.

We note from footnote 2 to the table on page 42 that the values in the column Estimated Value should be management’s opinion of the current market value of each property, less 6% for estimated sales and marketing costs, yet for all but one of the properties sold under a land contract, the value presented is the gross sales price and does not exclude the sales and marketing costs. Please revise these values to exclude sale and marketing costs. Additionally, we note that for certain of the properties, commissions paid to the related party real estate agent will exceed 6% of the value of the property. Please ensure that you have a reasonable basis for the estimated costs you present in the table.

Response: We have revised the table.

21.

Please add a note to the table, or revise the existing footnotes to clarify the amount of down payments received that were provided for by loans from a related party.

Response: We have added the disclosure.

Customers, page 43

22.

Please revise your disclosure to indicate what portion of the $28,925 received from sales under land contracts was provided by loans from a related party.

Response: We have added the disclosure.

Selection, Management and Custody of our Investments, page 42

23.

We note your response to comment 23 of our letter dated January 31, 2011. Please revise your disclosure within this section to include the name and principal occupations during the last five years of each principal executive officer of each of the affiliated entities you have utilized, or will utilize, of the activities listed in Item 24(a) of Form S-11. Please refer to Instruction 1 to Item 24 of Form S-11.

Response: We have added the required disclosure.

Summary Compensation Table, page 47

24.

We note your response to comment 27 of our letter dated January 31, 2011 in which you indicate you have updated the Summary Compensation Table. We further note you do not include the founders’ shares issued on February 22, 2010 in your Summary Compensation Table. Please include the founders’ share in your Summary Compensation Table, or explain why you are not required to do so.

Response: We have added the footnote notation to the section labeled “Founder Shares” which discloses the shares issued to founders and describes the share had no basis, no value and no par value.

25.

We note you include a reference to footnote (1) in the Stock Awards column of your Summary Compensation Table. We further note that you do not provide a corresponding footnote. Please revise.

Response: We have updated the footnote.

Material Agreements, page 46

26.

We note your response to comment 28 of our letter dated January 31, 2011 in which you have revised this section to disclose the amount of base salary per month that each officer will receive. We not you have not further revised your disclosure to discuss the principal terms of each employment agreement. Therefore, we re-issue our prior comment in part. Please refer to Item 402(o)(1) of regulation S-K and disclose the material terms of each named executive officer’s employment agreement.

Response: We have added additional disclosure.

Consulting Agreement with Public Financial Services, LLC, page 46

27.

We note you indicate you are obligated to pay additional cash consulting fees of $10,000 upon achievement of certain milestones. Please revise your disclosure to provide details as to the milestones and when you will be obligated to pay additional cash consulting fees.

Response: We have updated the disclosures.

Plan of Operations, page 49

28.

We note your response to comment 29 of our letter dated January 31, 2011 and we reissue our prior comment. We note your disclosure that you intend to market properties through independent real estate agents, which appears to contradict your disclosure on page 49 that you engaged 1 Stop Realty and Mortgage Services, LLC, a real estate agency controlled by Mr. Kazee to list all eleven properties you own. We further note you indicate on pages 37 on F-10 that while you do not have an agreement with 1 stop to sell any other properties you purchase, you may engage their services in the future. Please revise.

Response: We have revised the disclosure to clarify that 1 Stop has only been engaged to sell the eleven properties we presently own but that we may engage other independent agents to market properties in the future.

Financial Statements as of and for the three months ended September 31, 2010

Inventory – Residential Properties, page F-6

29.

We have reviewed your response to comment 31 and note your response that you have added the required disclosure, but it does not appear any changes were made to the financial statements or related notes in response to this comment. We note from your disclosure throughout the document, and from your sales history to date, that you intend to sell properties under land contracts, which will be accounted for under the deposit method, resulting in the real property assets remaining assets on your balance sheets for period far in excess of one year. Given your intent to sell these properties under land contracts, please tell us how you have determined that your real property assets should not be classified as long-term assets on your balance sheet from the date of purchase, and depreciated over their usable lives once placed in service.

Response: While we intend to sell a majority of our real estate through land contracts, we are also open to sell to buyers that have their own financing or can pay cash. As that determination is made the real property is then moved off the balance sheet or into the depreciable real property assets. We believe up to that point we should be reflecting the capitalized costs at carrying value or fair value less cost to sell.

Note 8: Subsequent Events, page F-9

30.

We note that the interest rates charged to your purchasers under land contracts to date seem to be well below market rates that such buyers, who are unable to otherwise obtain a loan and who are putting very little money down out of pocket, would expect to pay. Given the discounted interest rate, it appears that the present value of the cash flows to be received under each contract is likely less than the carrying value of the corresponding property. Please tell us whether you have recorded any impairments on your real property assets subsequent to September 30, 2010.

Response: Per Michigan Usury Law by Act 326, PA of 1966, MCL 438.31; MSA 19.15(1), as amended, and Act 2, PA of 1935 MCL 487.751; MSA 23.181, as amended the maximum contract rate that an unregulated lender can charge on a land contract is 11% per annum. Our 9.9% rate is very near the maximum allowed. Additionally, we feel that the nature of the land contract that the title is not transferred and that we have the right evict for nonpayment with no foreclosure process helps mitigate the risk with these contracts.

We have not recorded any impairments on our real property assets subsequent to September 30, 2010.

31.

Please tell us, and disclose in all future filings, the types and amounts of fees and costs paid by you, as the seller in a typical land contract sale, both at the initial sale of the property, and at the conclusion of the land contract, and disclose the types and amounts of fees paid by the buyer to you or any related parties in conjunction with these sales.

Response: When we enter into a land contract for the sale of a property we pay a real estate agency fee. To date, we have only utilized 1 Stop as our real estate agency and have paid them $2,500 for each contract we have entered into. At the conclusion of the land contract, the buyer does not pay us nor any related party any fees aside from the contracted principal and interest as stated in the land contract agreement.

Exhibits

32.

We note your response to comment 35 of our letter dated January 31, 2011 in which you have correctly re-filed exhibits 10.5 and 10.6 however, we reissue our prior comment. We note that you have filed several of your exhibits as a series of separate jpeg images, e.g. see exhibits 3.1, 3.3 and 3.4. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manuel. Please re-file the applicable exhibits in one of the correct document formats.

Response: We have re-filed the documents as requested.

33.

We note that Exhibit 10.09 Form of Land Contract is not executed. Where two or more contracts are substantially identical, the company should file one executed copy of the contract and include a schedule that identifies the omitted contracts and sets forth the material details in which such contracts differ from the contract that was filed. See Instruction 2 to Item 601 of Regulation S-K.

Response: We have re-filed the document along with the required schedule.

Signatures, Page II-6

34.

We note that your registration statement is not signed by your Chief Financial Officer. Please revise to include all signatures required by Instruction 1oto Signatures of Form S-11

Response: We have revised.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel I. Wilson
Joel I. Wilson
Chief Executive Officer